

January 23, 2025

Marilu Brassington
Interim Chief Accounting Officer
Scepter Holdings, Inc. NV
2278 Monitor St
Dallas, Texas 75207

> **Re: Scepter Holdings, Inc. NV**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed December 26, 2024**
> **File No. 000-53336**

Dear Marilu Brassington:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10

Item 1. Business, page 5

1. Please discuss here and in your risk factors, your auditor's going concern opinion and acknowledge your losses for the financial periods contained in the registration statement.

2. We note your disclosure that "[t]he Company manages the sales and brand development of high-performance consumer packaged goods." However, it appears that to date, the only products you have sold are Dermacia branded cosmetics. Please revise to clearly identify the principal products or services currently sold and identify their relevant markets. Additionally, please clearly distinguish between current versus aspirational products and services. Refer to Item 101 of Regulation S-K.

3. Please revise to include all of the information required by Item 101(h)(4) of Regulation S-K. Specifically, and, to the extent applicable, please include a more detailed discussion of:
   - your dependence on any major customers;

- any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration;
- the need for any government approval of principal products or services and if you have not yet received that approval, discuss the status of the approval within the government approval process; and
- the effect of existing or probable governmental regulations on your business.

4.   We note various references to your "desired demographics" throughout the registration statement. Please revise to provide additional detail regarding the demographics to which you market the Dermacia products.

5.   We note your disclosure that Adapti matches products "with influencers best positioned to succeed in promotion" and "leverages AI to determine which influencers will generate the most attention - in specifically curated audiences - to produce the most positive ROI on client spend." Please provide the basis for such statements or characterize them as management's belief. In this regard, we note that Adapti has not yet generated any revenues and you have not yet incorporated its functionalities into your business.

6.   Please revise to provide a more detailed discussion regarding the specific data points or types of data Adapti collects and utilizes. In addition, please clarify whether your AI or machine learning models use outside data sources, such as publicly available datasets, or if they are closed-loop systems. Lastly, please provide your definition of "artificial intelligence" in the context of your business.

Recent Transactions, page 5

7.   We note your current report on Form 8-K filed December 4, 2024 indicates that you entered into a Letter of Intent to acquire Matchpoint Connection, LLC. Please revise here to discuss the planned acquisition of Matchpoint Connection and file the Letter of Intent as an exhibit to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 17

8.   Please update the information in this section as of the most recent practicable date and revise the disclosure in the "Residential Address" column to provide a business, mailing or residence address. Refer to Item 403 of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 19

9.   Please disclose the outstanding balance of the loans by Stuff International and Market Group International as of the most recent practicable date. Refer to Item 404 of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 20

10.   Please correct the reference here to "Note 9 entitled 'Stockholders Equity.'" In this regard, it appears the reference should be to Note 10, which is captioned "Stockholders' Deficit."

Scepter Holdings, Inc.
Balance Sheet, page F-4

11.   Please revise the stockholders' deficit section to disclose the number of shares authorized, issued and outstanding for preferred stock and common stock. This comment also applies to the unaudited condensed balance sheet as of September 30, 2024.

Scepter Holdings, Inc.
Statements of Changes in Stockholders' Deficit, page F-6

12.   Please expand your description of the activity included in the equity re-classification line on your statements of changes in stockholders' deficit for all periods presented.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Valeria Franks at 202-551-7705 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Steven Davis